Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2020 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - February 18, 2021) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months and year ended December 31, 2020. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended December 31, 2020 and 2019
For the three months ended December 31, 2020, the Company had a net loss of $76.3 million, or $1.41 basic and diluted loss per share. For the three months ended December 31, 2020, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $56.6 million, or $1.04 basic and diluted loss per share, which excludes from the net loss (i) $2.8 million, or $0.05 per basic and diluted share, of losses recorded on the extinguishment of debt during the period, which resulted from the refinancing of certain credit facilities and lease financing arrangements, and (ii) impairment charges of $16.8 million, or $0.31 per basic and diluted share.
For the three months ended December 31, 2019, the Company had net income of $12.0 million, or $0.22 basic and $0.21 diluted earnings per share. For the three months ended December 31, 2019, the Company’s adjusted net income (see Non-IFRS Measures section below) was $12.8 million, or $0.23 basic and diluted earnings per share, which excludes from net income a $0.7 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
Results for the year ended December 31, 2020 and 2019
For the year ended December 31, 2020, the Company had net income of $94.1 million, or $1.72 basic and $1.67 diluted earnings per share. For the year ended December 31, 2020, the Company had an adjusted net income (see Non-IFRS Measures section below) of $114.0 million, or $2.09 basic and $2.02 diluted earnings per share, which excludes from net income (i) a $1.0 million, or $0.02 per basic and diluted share, gain recorded on the Company's repurchase of its Convertible Notes due 2022 during the third quarter of 2020, (ii) $4.1 million, or $0.07 per basic and diluted share, of losses recorded on the extinguishment of debt during the year, which resulted from the refinancing of certain credit facilities and lease financing arrangements, and (iii) impairment charges of $16.8 million, or $0.31 per basic and $0.30 per diluted share.
For the year ended December 31, 2019, the Company had a net loss of $48.5 million, or $0.97 basic and diluted loss per share. For the year ended December 31, 2019, the Company’s adjusted net loss (see Non-IFRS Measures section below) was $47.0 million, or $0.94 basic and diluted loss per share, which excludes from the net loss a $1.5 million, or $0.03 per basic and diluted share, write-off of deferred financing fees.
Declaration of Dividend
On February 17, 2021, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about March 15, 2021 to all shareholders of record as of March 2, 2021 (the record date). As of February 17, 2021, there were 58,093,147 common shares of the Company outstanding.

Summary of Fourth Quarter and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted pool voyages and time charters for the Company's vessels thus far in the first quarter of 2021 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Total
Pool	Average daily TCE revenue	% of Days
LR2	$15,200	48%
LR1	$11,000	58%
MR	$11,500	58%
Handymax	$6,800	50%

•Below is a summary of the average daily TCE revenue earned by the Company's vessels in each of the pools during the fourth quarter of 2020:

Pool	Average daily TCE revenue
LR2	$16,026
LR1	$11,765
MR	$9,991
Handymax	$7,773
•In January 2021, the Company entered into a note distribution agreement with B. Riley Securities, Inc., as sales agent, pursuant to which the Company may offer and sell, from time to time, up to $75.0 million of additional aggregate principal amount of its 7.00% Senior Unsecured Notes due 2025 (the "Senior Notes due 2025"). Since its inception, the Company has issued $7.6 million aggregate principal amount of Senior Notes due 2025 under the program, resulting in $7.4 million in aggregate net proceeds (net of underwriters commissions and expenses). See “Distribution Agreement of Additional Senior Notes due 2025” below for additional information.
•The Company has committed financing to increase liquidity by approximately $20.8 million, consisting of:
▪$18.9 million from the refinancing of two vessels (after the repayment of existing debt).
▪$1.9 million from the drawdown of financing for a scrubber that has been previously paid for and installed (i.e. there are no additional payments needed in order to drawdown these funds).
▪All of the above funds are expected to be drawn down before the end of the first quarter of 2021.
•The Company is also in discussions with financial institutions to further increase liquidity by up to $61.2 million in connection with the refinancing of 15 vessels.
•In addition to the above, the Company has $20.0 million of additional liquidity available (after the repayment of existing debt) from previously announced financings that have been committed. These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.
•The Company has $204.1 million in cash and cash equivalents as of February 17, 2021.
•The Company recorded an aggregate impairment charge to certain of its vessels and goodwill of $16.8 million as of December 31, 2020. Under IFRS, impairment losses are calculated as the excess of a vessel’s carrying amount over its recoverable amount. Recoverable amount is the higher of an asset’s (i) fair value less costs to sell and (ii) value in use. Value in use is determined by discounting the estimated future cash flows of each vessel to their present value using a discount rate that reflects the risks specific to the asset. At December 31, 2020, the Company’s value in use calculations for certain of the MRs in its fleet were below their carrying amounts which resulted in an impairment charge of $14.2 million. The recoverable amount of goodwill is tested in a similar manner, and the Company’s testing of the carrying value of its goodwill relating to its LR1 reportable segment (which arose from the Company’s acquisition of Navig8 Product Tankers Inc. in 2017), resulted in an additional impairment charge of $2.6 million.
Distribution Agreement of Additional Senior Notes due 2025
In January 2021, the Company entered into a note distribution agreement (the “Distribution Agreement”) with B. Riley Securities, Inc., as sales agent (the “Agent”), under which the Company may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of its Senior Notes due 2025 (the "Additional Notes").
Any Additional Notes sold will be issued under the Indenture pursuant to which the Company previously issued $28.1 million aggregate principal amount of the Senior Notes due 2025 on May 29, 2020 (the "Initial Notes"). The Additional Notes will have the same terms as (other than date of issuance), form a single series of debt securities with and have the same CUSIP number and be fungible with, the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture. The Senior Notes due 2025 are listed on the New York Stock Exchange (the “NYSE”) under the symbol "SBBA."
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices.
Since inception of this program, the Company has sold 302,566 Additional Notes for aggregate net proceeds (net of underwriting commissions and expenses) of $7.4 million.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, and (ii) the Company’s Convertible Notes due 2022. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
The impact of the Convertible Notes due 2022 on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan, and then assumes that its Convertible Notes due 2022, which were issued in May and July 2018, were converted into common shares at the beginning of each period. The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $2.9 million and $13.9 million, during the three months and year ended December 31, 2020, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
The Company's basic weighted average number of shares outstanding were 54,265,313 for the three months ended December 31, 2020. There were 55,117,113 weighted average shares outstanding including the potentially dilutive impact of restricted shares, and 59,100,976 weighted average shares outstanding under the if-converted method. Since the Company was in a net loss position, the potentially dilutive shares arising from both the Company’s restricted shares, and under the if-converted method, were anti-dilutive for purposes of calculating the loss per share. Accordingly, basic weighted average shares outstanding were used to calculate both basic and diluted loss per share for this period.
The Company's basic weighted average number of shares outstanding were 54,665,898 for the year ended December 31, 2020. There were 56,392,311 weighted average shares outstanding including the potentially dilutive impact of restricted shares, and 61,182,447 weighted average shares outstanding under the if-converted method. The calculation of diluted earnings per share for this period was calculated by including the potentially dilutive impact of restricted shares. The calculation of diluted earnings per share under the if-converted method was anti-dilutive on the basis that under this computation, the interest and non-cash amortization expense associated with these notes of $13.9 million is assumed to have not been incurred.
COVID-19
Since the beginning of calendar year 2020, the outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and volatility in the global financial and commodities markets (including oil).
Initially, the onset of the COVID-19 pandemic resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates have remained subdued ever since, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, have had an adverse impact on the demand for our vessels.
We expect that the COVID-19 virus will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition in 2021. An estimate of the impact on our results of operations and financial condition cannot be made at this time.
$250 Million Securities Repurchase Program
In September 2020, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, and Convertible Notes due 2022, which were issued in May and July 2018. No securities have been repurchased under this program since its inception through the date of this press release.
Conference Call
The Company has scheduled a conference call on February 18, 2021 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: 1 (703) 736-7422
Conference ID: 3055659
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/gp5u9drq

Current Liquidity
As of February 17, 2021, the Company had $204.1 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber and ballast water treatment system activity that occurred during the fourth quarter of 2020 and that is in progress as of January 1, 2021:

	Number of Vessels	Drydock	Ballast Water Treatment Systems	Scrubbers	Aggregate Costs ($ in millions) (1)	Aggregate Off-hire Days in Q4 2020
Completed in the fourth quarter of 2020
LR2	4	4	—	4	$16.5	220
LR1	2	2	—	—	2.2	57
MR	2	1	1	2	7.3	81
Handymax	—	—	—	—	—	—
	8	7	1	6	$26.0	358

In progress as of January 1, 2021
LR2	3	3	—	1	$6.1	86
LR1	3	3	—	—	3.3	28
MR	—	—	—	—	—	—
Handymax	—	—	—	—	—	—
	6	6	—	1	$9.4	114

(1)    Aggregate costs for vessels completed in the quarter represent the total costs incurred, some of which may have been incurred in prior periods. Aggregate costs for vessels in progress as of January 1, 2021 represent the total costs incurred through that date, some of which may have been incurred in prior periods.
Set forth below are the estimated expected payments to be made for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2021 (which also include actual payments made during the fourth quarter of 2020 and through February 17, 2021):

In millions of U.S. dollars	As of February 17, 2021 (1) (2)

Q1 2021 - payments made through February 17, 2021	$7.8
Q1 2021 - remaining payments	13.2
Q2 2021	6.6
Q3 2021	10.2
Q4 2021	6.2
FY 2022	40.6
(1)    Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

(2)    Based upon the commitments received to date, which include the remaining availability under certain financing transactions that have been previously announced, the Company expects to raise approximately $21.9 million of aggregate additional liquidity to finance the purchase and installations of scrubbers (after the repayment of existing debt) once all of the agreements are closed and drawn.  These drawdowns are expected to occur at varying points in the future as these financings are tied to scrubber installations on the Company’s vessels.

Set forth below are the estimated expected number of ships and estimated expected off-hire days for the Company's drydocks, ballast water treatment system installations, and scrubber installations (1):

	Q1 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	1	—	—	102
LR1	—	—	—	62
MR	—	—	—	—
Handymax	—	—	—	—

Total Q1 2021	1	—	—	164

	Q2 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	3	—	—	60
LR1	3	—	—	60
MR	—	—	—	—
Handymax	—	—	—	—

Total Q2 2021	6	—	—	120

	Q3 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	—	40
LR1	2	—	—	40
MR	—	—	—	—
Handymax	—	—	—	—

Total Q3 2021	4	—	—	80

	Q4 2021
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	2	—	—	40
LR1	2	—	—	40
MR	—	—	—	—
Handymax	—	—	—	—

Total Q4 2021	4	—	—	80

	FY 2022
	Ships Scheduled for (2):			Off-hire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days (3)
LR2	5	—	1	140
LR1	—	—	3	120
MR	11	5	4	295
Handymax	—	—	—	—

Total FY 2022	16	5	8	555
(1)    The number of vessels in these tables reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(2)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period.
(3)    Represents total estimated off-hire days during the period, including vessels that commenced work in a previous period.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of September 30, 2020	Drawdowns and (repayments), net	Outstanding Principal as of December 31, 2020	Drawdowns and (repayments), net	Outstanding Principal as of February 17, 2021
1	KEXIM Credit Facility (1)(2)(4)	$41,722	$(25,791)	$15,931	(15,931)	$—
2	ING Credit Facility (10)	197,660	(6,312)	191,348	203	191,551
3	2018 NIBC Credit Facility (8)	32,098	(1,032)	31,066	(31,066)	—
4	2017 Credit Facility (6) (7)	92,247	(92,247)	—	—	—
5	Credit Agricole Credit Facility	84,302	(2,142)	82,160	—	82,160
6	ABN AMRO / K-Sure Credit Facility	42,791	(964)	41,827	—	41,827
7	Citibank / K-Sure Credit Facility	88,922	(2,104)	86,818	—	86,818
8	ABN / SEB Credit Facility	99,513	(1,657)	97,856	—	97,856
9	Hamburg Commercial Credit Facility	41,138	(823)	40,315	—	40,315
10	Prudential Credit Facility	51,765	(1,387)	50,378	(924)	49,454
11	2019 DNB / GIEK Credit Facility (1)	29,892	22,671	52,563	—	52,563
12	BNPP Sinosure Credit Facility (2)	89,781	4,952	94,733	—	94,733
13	2020 $225.0 Million Credit Facility (3)	142,365	66,525	208,890	—	208,890
14	2021 $21.0 Million Credit Facility (4)	—	—	—	21,000	21,000
15	Ocean Yield Lease Financing	141,322	(2,814)	138,508	(1,773)	136,735
16	BCFL Lease Financing (LR2s) (10)	88,539	(2,342)	86,197	2,155	88,352
17	CSSC Lease Financing (3)	216,234	(81,926)	134,308	(1,821)	132,487
18	CSSC Scrubber Lease Financing (3)	8,363	(3,920)	4,443	(588)	3,855
19	BCFL Lease Financing (MRs) (10)	80,871	(3,123)	77,748	3,483	81,231
20	2018 CMBFL Lease Financing	128,245	(3,252)	124,993	(2,550)	122,443
21	$116.0 Million Lease Financing (10)	106,047	(2,246)	103,801	310	104,111
22	AVIC Lease Financing (5)	118,464	1,268	119,732	—	119,732
23	China Huarong Lease Financing (10)	113,625	(3,375)	110,250	10,000	120,250
24	$157.5 Million Lease Financing	127,336	(3,536)	123,800	—	123,800
25	COSCO Lease Financing	70,675	(1,925)	68,750	—	68,750
26	2020 CMB Lease Financing	45,383	(810)	44,573	—	44,573
27	2020 TSFL Lease Financing (6)	—	47,250	47,250	(830)	46,420
28	2020 SPDB-FL Lease Financing (7)	—	96,500	96,500	—	96,500
29	2021 AVIC Lease Financing (8)	—	—	—	44,200	44,200
30	IFRS 16 - Leases - 7 Handymax	4,513	(2,266)	2,247	(1,469)	778
31	IFRS 16 - Leases - 3 MR	38,777	(1,841)	36,936	(1,278)	35,658
32	$670.0 Million Lease Financing	606,675	(13,384)	593,291	(7,524)	585,767
33	Unsecured Senior Notes Due 2025 (9)	28,100	—	28,100	7,564	35,664
34	Convertible Notes Due 2022	151,229	—	151,229	—	151,229
	Gross debt outstanding	$3,108,594	$(22,053)	3,086,541	$23,161	$3,109,702
	Cash and cash equivalents	218,095		187,511		204,055
	Net debt	$2,890,499		$2,899,030		$2,905,647

(1)    In December 2020, the Company drew down $23.7 million from its 2019 DNB / GIEK Credit Facility to refinance the existing indebtedness on an LR2 product tanker, STI Condotti, which was previously financed under the KEXIM Credit Facility. The Company repaid $15.9 million on the KEXIM Credit Facility as part of this transaction. The 2019 DNB / GIEK Credit Facility matures in July 2024, bears interest at LIBOR plus a margin of 2.5% per annum, and is expected to be repaid in equal quarterly installments of approximately $1.8 million per quarter in aggregate (which includes this, and previous drawdowns), with a balloon payment due at maturity.
(2)    In December 2020, the Company drew down $9.6 million from its BNPP Sinosure Credit Facility to partially finance the purchase of scrubbers on five vessels. This borrowing is collateralized by a Handymax product tanker, STI Hackney, which was previously financed under the KEXIM Credit Facility. The Company repaid $9.9 million on the KEXIM Credit Facility as part of this transaction.
A total of $101.5 million has been drawn and there is $32.6 million of remaining availability under the BNPP Sinosure Credit Facility. Each drawdown is split evenly into two facilities, (i) a commercial facility (the "Commercial Facility"), and (ii) a Sinosure facility (the "Sinosure Facility"), which is being funded by the lenders under the Commercial Facility and insured by the China Export & Credit Insurance Corporation ("Sinosure").  The BNPP Sinosure Credit Facility is split into 70 tranches each of which represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair market value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The Sinosure Facility is expected to be repaid in 10 equal semi-annual installments, and the Commercial Facility is expected to be repaid at the final maturity date of the facility, or October 2025.
In January 2021, the Company signed an agreement to extend the availability period under this loan facility to June 15, 2022 from March 15, 2021.
(3)     In October and November 2020, the Company drew down an aggregate of $71.8 million from its 2020 $225.0 Million Credit Facility to refinance the existing debt on three LR2 product tankers, STI Nautilus, STI Guard, and STI Gallantry, all of which were previously financed under the CSSC Lease Financing arrangement. The Company repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, in addition to a $1.6 million prepayment fee as part of these transactions during the three months ended December 31, 2020.
The remaining availability of $2.2 million under the 2020 $225.0 Million Credit Facility to partially finance the purchase and installation of scrubbers on two LR2s was terminated in December 2020. This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is expected to be repaid in equal quarterly installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity.
(4)    In February 2021, the Company drew down $21.0 million on a term loan facility with a European financial institution. The proceeds of this loan facility were used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility. The Company repaid $15.9 million on the KEXIM Credit Facility in January 2021 upon its maturity. The loan facility has a final maturity of December 2022, bears interest at LIBOR plus a margin of 2.65% per annum, and is expected to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company's existing credit facilities.
(5)    In December 2020, the Company drew down $4.6 million from the upsized portion of the AVIC Lease Financing arrangement to partially finance the purchase and installation of scrubbers on three vessels, one MR and two LR2s, that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and will be repaid in quarterly principal payments of approximately $0.4 million, in aggregate, for all three vessels.
(6)    In November 2020, the Company closed on the sale and leaseback of two vessels, STI Galata and STI La Boca, to Taiping & Sinopec Financial Leasing Co., Ltd. ("2020 TSFL Lease Financing") for aggregate proceeds of $47.3 million. The Company repaid the outstanding indebtedness of $29.3 million related to these vessels on the 2017 Credit Facility as part of these transactions.
Under the 2020 TSFL Lease Financing arrangement, each vessel is subject to a seven year bareboat charter agreement. The lease financings bear interest at LIBOR plus a margin of 3.2% per annum and are scheduled to be repaid in equal quarterly repayments of approximately $0.4 million per vessel. The lease arrangement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each lease.
This transaction is being accounted for as a financing transaction under IFRS 9 as the transaction does not qualify as a ‘sale’ under IFRS 15 given the Company’s right to repurchase the asset during the lease period. Accordingly, no gain or loss is recorded, and the Company will continue to recognize the vessel as an asset and recognize a financial liability (i.e. debt) for the consideration received (similar to the Company’s other sale and leaseback transactions).
(7)    In November and December 2020, the Company closed on the sale and leaseback of four vessels, STI Donald C Trauscht, STI Esles II, STI San Telmo, and STI Jardins with SPDB Financial Leasing Co., Ltd for aggregate proceeds of $96.5 million (the "2020 SPDB-FL Lease Financing"). The Company repaid the outstanding indebtedness of $62.9 million related to these vessels on the 2017 Credit Facility as part of these transactions. In connection with these repayments, approximately $5.0 million was released from restricted cash that was previously held in a debt service reserve account under the terms and conditions of the 2017 Credit Facility.
Under the 2020 SPDB-FL Lease Financing arrangements, STI Donald C Trauscht and STI San Telmo, are subject to seven-year bareboat charter agreements, and STI Esles II and STI Jardins are subject to eight-year bareboat charter agreements. The lease financings bear interest at LIBOR plus a margin and are scheduled to be repaid in equal quarterly repayments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each lease.
This transaction is being accounted for as a financing transaction under IFRS 9 as the transaction does not qualify as a ‘sale’ under IFRS 15 given the Company’s right to repurchase the asset during the lease period. Accordingly, no gain or loss is recorded, and the Company will continue to recognize the vessel as an asset and recognize a financial liability (i.e. debt) for the consideration received (similar to the Company’s other sale and leaseback transactions).
(8)    In February 2021, the Company closed on the sale and leaseback of two vessels, STI Memphis and STI Soho, with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the "2021 AVIC Lease Financing"). The Company repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility as part of these transactions.
Under the 2021 AVIC Lease Financing, STI Memphis and STI Soho, are subject to nine-year bareboat charter agreements. The lease financings bear interest at LIBOR plus a margin of 3.45% per annum and are scheduled to be repaid in equal quarterly repayments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each lease.
(9)    In January 2021, the Company entered into a distribution agreement with the Agent, under which the Company may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount Additional Notes. The Additional Notes will have the same terms as (other than date of issuance), form a single series of debt securities with and have the same CUSIP number and be fungible with, the Initial Notes immediately upon issuance. Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. Since its inception, the Company has issued $7.6 million aggregate principal amount of Additional Notes under the program, resulting in $7.4 million in aggregate net proceeds, (net of underwriters commissions and expenses).
(10)    Activity in 2021 includes drawdowns to partially finance the purchase and installation of scrubbers on certain vessels in the amounts of: (i) $2.1 million under the ING Credit Facility; (ii) $3.8 million under the BCFL Lease Financing (LR2s); (iii) $5.8 million under the BCFL Lease Financing (MRs); (iv) $1.9 million under the $116.0 Million Lease Financing; and (v) $10.0 million under the China Huarong Lease Financing.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of December 31, 2020, which includes principal amounts due under the Company's secured credit facilities, Convertible Notes due 2022, lease financing arrangements, Senior Notes due 2025, and lease liabilities under IFRS 16 (which also include actual payments made during the fourth quarter of 2020 and through February 17, 2021):

In millions of U.S. dollars	As of February 17, 2021 (1)
Q1 2021 - principal payments made through February 17, 2021 (2)	$73.3
Q1 2021 - remaining principal payments (3)	75.2
Q2 2021	74.5
Q3 2021	69.5
Q4 2021	74.5
Q1 2022 (4)	87.4
Q2 2022 (5)	356.7
Q3 2022 (6)	82.2
Q4 2022 (7)	101.5
2023 and thereafter	2,091.7
$3,086.5
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of December 31, 2020 and do not incorporate the impact of any of the Company’s new financing initiatives which have not closed as of that date.
(2)    Repayments include (i) the maturity of the Company's KEXIM Credit Facility for $15.9 million, which was refinanced in February 2021 as part of the 2021 $21.0 Million Credit Facility, and (ii) $30.0 million on the NIBC Credit Facility, which was refinanced in February 2021 as part of the 2021 AVIC Lease Financing.
(3)    Repayments include the maturities of two tranches on the ING Credit Facility for $28.8 million. The Company has received a commitment to refinance this facility within the first quarter of 2021.
(4)    Repayments include the maturity of the outstanding debt related to one vessel under the Citi/K-Sure Credit Facility of $19.3 million.
(5)    Repayments include the maturity of the outstanding debt related to (i) three vessels under the Citi/K-Sure Credit Facility of $57.6 million in aggregate, (ii) the Company's Convertible Notes due 2022 of $151.2 million, and (iii) six vessels under the ING Credit Facility for $76.7 million in aggregate.
(6)    Repayments include the maturity of the outstanding debt related to one vessel under the ABN AMRO/K-Sure Credit Facility of $18.4 million.
(7)    Repayments include the maturity of the outstanding debt related to (i) one vessel under the ABN AMRO/K-Sure Credit Facility of $17.2 million and (ii) one vessel under the Credit Agricole Credit Facility of $16.5 million

Explanation of Variances on the Fourth Quarter of 2020 Financial Results Compared to the Fourth Quarter of 2019
For the three months ended December 31, 2020, the Company recorded a net loss of $76.3 million compared to net income of $12.0 million for the three months ended December 31, 2019. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended December 31, 2020 and 2019:

	For the three months ended December 31,
In thousands of U.S. dollars	2020	2019
Vessel revenue	$138,236	$221,622
Voyage expenses	(241)	(2,483)
TCE revenue	$137,995	$219,139

•TCE revenue for the three months ended December 31, 2020 decreased by $81.1 million to $138.0 million, from $219.1 million for the three months ended December 31, 2019. Overall average TCE revenue per day decreased to $11,608 per day during the three months ended December 31, 2020, from $19,910 per day during the three months ended December 31, 2019. Given the onset of the COVID-19 pandemic, market fundamentals underlying TCE revenue during these periods differed significantly.
◦TCE revenue for the three months ended December 31, 2020 reflected the adverse market conditions brought on by the COVID-19 pandemic. Demand for crude and refined petroleum products remained low during this period as most countries throughout the world continued to implement restrictive policies in an effort to control the spread of the virus, particularly as a second wave of infections took hold. These headwinds were exacerbated by the continued unwinding of excess inventories that built up in the first half of 2020.
◦TCE revenue for the three months ended December 31, 2019 reflected a favorable shift in supply and demand dynamics driven by the January 1, 2020 implementation date of the International Maritime Organization’s (“IMO”) low sulfur emissions standards. The implementation of these standards impacted the trade flows of both crude and refined petroleum products which, combined with favorable supply and demand dynamics at the time, resulted in strengthening spot market TCE rates across all of the Company’s operating segments during the fourth quarter of 2019.
•Vessel operating costs for the three months ended December 31, 2020 remained consistent, increasing slightly by $1.4 million to $86.8 million, from $85.4 million for the three months ended December 31, 2019. Vessel operating costs were impacted by a net increase of one average vessel for the three months ended December 31, 2020 when compared to the three months ended December 31, 2019. This net increase was due to the delivery of four vessels that were previously under construction (three MRs in the first quarter of 2020 and one MR in September 2020), offset by the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020.
Vessel operating costs per day also remained consistent, increasing slightly to $6,987 per day for the three months ended December 31, 2020 from $6,928 per day for the three months ended December 31, 2019.
•Depreciation expense - owned or sale leaseback vessels for the three months ended December 31, 2020 increased by $3.5 million to $49.9 million, from $46.5 million for the three months ended December 31, 2019. The increase was due to the Company's drydock, scrubber and ballast water treatment system installations that have taken place over the preceding 12-month period. While the Company has completed most of its scrubber and ballast water treatment installations over the past two years, depreciation expense in future periods is expected to increase, albeit at a lower rate, as the Company continues the installation of ballast water treatment systems and/or scrubbers on certain remaining vessels in 2021 and beyond. The Company expects to depreciate the majority of the cost of this equipment over each vessel's remaining useful life.
•Depreciation expense - right of use assets for the three months ended December 31, 2020 remained consistent, decreasing slightly by $0.1 million to $12.6 million from $12.6 million for the three months ended December 31, 2019. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. Right of use asset depreciation expense was impacted by the delivery of four vessels that were previously under construction (three MRs in the first quarter of 2020 and one MR in September 2020), offset by the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020. The Company had four LR2s, 18 MRs, and four Handymax vessels that were accounted for under IFRS 16 - Leases during the three months ended December 31, 2020. The right of use asset depreciation for these vessels is approximately $0.2 million per MR and Handymax per month, and $0.3 million per LR2 per month. The leases on the four Handymax vessels are scheduled to expire in March 2021.
•Impairment - At December 31, 2020, the Company reviewed the carrying amount of its vessels to determine whether there was an indication that these assets had suffered an impairment. As part of this assessment, the Company determined that impairment indicators existed as a result of the adverse market conditions brought on by the COVID-19 pandemic. An indicator of impairment prompts the Company to perform a calculation of the potentially impaired vessel’s value in use in order to appropriately determine the “higher of” its value in use and its fair value less costs to sell (market value). The higher of the two values is then determined to be the vessel’s recoverable amount.
Under IFRS, impairment losses are calculated as the excess of a vessel’s carrying amount over its recoverable amount. Value in use is determined by discounting the estimated future cash flows of each vessel to its present value using a discount rate that reflects the risks specific to the asset. At December 31, 2020, the Company’s value in use calculations for certain of the MRs in its fleet were below their carrying amounts, which resulted in an aggregate impairment charge of $14.2 million. The recoverable amount of goodwill is tested in a similar manner by estimating the future cash flows of the reportable segments to which the goodwill is allocated. The Company’s assessment of the carrying value of its goodwill that was allocated to its LR1 reportable segment, which arose from its acquisition of Navig8 Product Tankers Inc. in 2017, resulted in an additional impairment charge of $2.6 million.
•General and administrative expenses for the three months ended December 31, 2020, decreased by $1.4 million to $14.3 million, from $15.8 million for the three months ended December 31, 2019. This decrease was due to an overall reduction in costs during the three months ended December 31, 2020, including reductions in restricted stock amortization and compensation expenses.
•Financial expenses for the three months ended December 31, 2020 decreased by $11.4 million to $35.9 million, from $47.3 million for the three months ended December 31, 2019. The decrease was primarily driven by significant decreases in LIBOR rates, which underpin all of the Company's variable rate borrowings, and which have collapsed since the onset of the COVID-19 pandemic.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2020	2019	2020	2019
Revenue
Vessel revenue	$138,236	$221,622	$915,892	$704,325

Operating expenses
Vessel operating costs	(86,775)	(85,412)	(333,748)	(294,531)
Voyage expenses	(241)	(2,483)	(7,959)	(6,160)
Charterhire	—	—	—	(4,399)
Depreciation - owned or sale leaseback vessels	(49,948)	(46,477)	(194,268)	(180,052)
Depreciation - right of use assets	(12,578)	(12,636)	(51,550)	(26,916)
Impairment of vessels	(14,207)	—	(14,207)	—
Impairment of goodwill	(2,639)	—	(2,639)	—
General and administrative expenses	(14,318)	(15,758)	(66,187)	(62,295)
Total operating expenses	(180,706)	(162,766)	(670,558)	(574,353)
Operating income	(42,470)	58,856	245,334	129,972
Other (expense) and income, net
Financial expenses	(35,888)	(47,287)	(154,971)	(186,235)
Gain on repurchase of Convertible Notes	—	—	1,013	—
Financial income	181	756	1,249	8,182
Other income and (expense), net	1,916	(283)	1,499	(409)
Total other expense, net	(33,791)	(46,814)	(151,210)	(178,462)
Net (loss) / income	$(76,261)	$12,042	$94,124	$(48,490)

(Loss) / Earnings per share

Basic	$(1.41)	$0.22	$1.72	$(0.97)
Diluted	$(1.41)	$0.21	$1.67	$(0.97)
Basic weighted average shares outstanding	54,265,313	54,626,119	54,665,898	49,857,998
Diluted weighted average shares outstanding (1)	54,265,313	56,780,849	56,392,311	49,857,998

(1)     The computation of diluted loss per share for the three months ended December 31, 2020 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 because their effect would have been anti-dilutive. The computation of diluted earnings per share for the year ended December 31, 2020 includes the effect of potentially dilutive unvested shares of restricted stock but excludes the effect of the Convertible Notes due 2022 under the if-converted method because their effect would have been anti-dilutive.
The computation of diluted earnings per share for the three months ended December 31, 2019 includes the effect of potentially dilutive unvested shares of restricted stock but excludes the effect of the Convertible Notes due 2022 under the if-converted method because their effect would have been anti-dilutive. The computation of diluted loss per share for the year ended December 31, 2019 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes due 2022 because their effect would have been anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$187,511	$202,303
Accounts receivable	58,217	78,174
Prepaid expenses and other current assets	12,430	13,855
Inventories	9,261	8,646
Total current assets	267,419	302,978
Non-current assets
Vessels and drydock	4,002,888	4,008,158
Right of use assets	807,179	697,903
Other assets	66,945	131,139
Goodwill	8,900	11,539
Restricted cash	5,293	12,293
Total non-current assets	4,891,205	4,861,032
Total assets	$5,158,624	$5,164,010
Current liabilities
Current portion of long-term debt	$172,705	$235,482
Lease liability - sale and leaseback vessels	131,736	122,229
Lease liability - IFRS 16	56,678	63,946
Accounts payable	12,863	23,122
Accrued expenses	32,193	41,452
Total current liabilities	406,175	486,231
Non-current liabilities
Long-term debt	971,172	999,268
Lease liability - sale and leaseback vessels	1,139,713	1,195,494
Lease liability - IFRS 16	575,796	506,028
Total non-current liabilities	2,686,681	2,700,790
Total liabilities	3,092,856	3,187,021
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	656	646
Additional paid-in capital	2,850,206	2,842,446
Treasury shares	(480,172)	(467,057)
Accumulated deficit	(304,922)	(399,046)
Total shareholders' equity	2,065,768	1,976,989
Total liabilities and shareholders' equity	$5,158,624	$5,164,010

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019
Operating activities
Net income / (loss)	$94,124	$(48,490)
Depreciation - owned or finance leased vessels	194,268	180,052
Depreciation - right of use assets	51,550	26,916
Amortization of restricted stock	28,506	27,421
Impairment of vessels and goodwill	16,846	—
Amortization of deferred financing fees	6,657	7,041
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	2,025	1,466
Accretion of convertible notes	8,413	11,375
Accretion of fair value measurement on debt assumed in business combinations	3,422	3,615
Gain on repurchases of convertible notes	(1,013)	—
	404,798	209,396
Changes in assets and liabilities:
Increase in inventories	(615)	(346)
Decrease / (increase) in accounts receivable	19,957	(8,458)
Decrease in prepaid expenses and other current assets	1,424	1,816
Decrease / (increase) in other assets	856	(7,177)
(Decrease) / increase in accounts payable	(5,094)	4,019
(Decrease) / increase in accrued expenses	(1,945)	10,262
	14,583	116
Net cash inflow from operating activities	419,381	209,512
Investing activities
Acquisition of vessels and payments for vessels under construction	—	(2,998)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)	(174,477)	(203,975)
Net cash outflow from investing activities	(174,477)	(206,973)
Financing activities
Debt repayments	(800,072)	(343,351)
Issuance of debt	705,390	108,589
Debt issuance costs	(13,523)	(5,744)
Principal repayments on lease liability - IFRS 16	(77,913)	(36,761)
Decrease / (increase) in restricted cash	7,001	(9)
Repurchase / repayment of convertible notes	(46,737)	(145,000)
Gross proceeds from issuance of common stock	2,601	50,000
Equity issuance costs	(26)	(333)
Dividends paid	(23,302)	(21,278)
Repurchase of common stock	(13,115)	(1)
Net cash outflow from financing activities	(259,696)	(393,888)
Decrease in cash and cash equivalents	(14,792)	(391,349)
Cash and cash equivalents at January 1,	202,303	593,652
Cash and cash equivalents at December 31,	$187,511	$202,303

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2020 and 2019
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$45,190	$124,399	$538,003	$363,952

Average Daily Results
TCE per day(2)	$11,608	$19,910	$19,655	$16,682
Vessel operating costs per day(3)	$6,987	$6,928	$6,734	$6,563

LR2
TCE per revenue day (2)	$15,995	$24,987	$26,786	$20,254
Vessel operating costs per day(3)	$7,396	$7,123	$7,007	$6,829
Average number of vessels	42.0	42.0	42.0	39.1

LR1
TCE per revenue day (2)	$11,739	$17,648	$21,579	$15,846
Vessel operating costs per day(3)	$7,178	$7,570	$6,921	$6,658
Average number of vessels	12.0	12.0	12.0	12.0

MR
TCE per revenue day (2)	$9,962	$17,261	$16,224	$15,095
Vessel operating costs per day(3)	$6,658	$6,505	$6,520	$6,312
Average number of vessels	63.0	59.0	62.0	51.0

Handymax
TCE per revenue day (2)	$7,769	$19,294	$14,835	$14,575
Vessel operating costs per day(3)	$7,055	$7,351	$6,710	$6,621
Average number of vessels	18.0	21.0	19.5	21.0

Fleet data
Average number of vessels	135.0	134.0	135.4	123.1

Drydock
Drydock, scrubber, ballast water treatment system and other vessel related payments for owned, sale leaseback and bareboat chartered-in vessels (in thousands of U.S. dollars)	$21,863	$75,406	$174,477	$203,975

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of February 17, 2021

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	Sky	2007	37,847	1A	SHTP (1)	Handymax	N/A	(5)
130	Steel	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5)
131	Stone I	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5)
132	Style	2008	37,847	1A	SHTP (1)	Handymax	N/A	(5)
133	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(6)
134	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(6)
135	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(6)

	Total owned, sale leaseback and bareboat chartered-in fleet DWT		9,374,548

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day. The agreement is expected to expire on March 31, 2021.
(6)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2019 and 2020 were as follows:

Date paid	Dividends per common share
March 2019	$0.100
June 2019	$0.100
September 2019	$0.100
December 2019	$0.100
March 2020	$0.100
June 2020	$0.100
September 2020	$0.100
December 2020	$0.100

On February 17, 2021, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about March 15, 2021 to all shareholders of record as of March 2, 2021 (the record date). As of February 17, 2021, there were 58,093,147 common shares of the Company outstanding.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, and Convertible Notes due 2022, which were issued in May and July 2018.
•Between July 1, 2020 and September 7, 2020, the Company repurchased $52.3 million face value of its Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
•In September 2020, the Company acquired an aggregate of 1,170,000 of its common shares at an average price of $11.18 per share for a total of $13.1 million. The repurchased shares are being held as treasury shares.
In September 2020, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities. The aforementioned repurchases of common stock and convertible notes were executed under the previous securities repurchase program which has since been terminated. No securities have been repurchased under the new program since its inception through the date of this press release.
At the Market Offering Program
In November 2019, the Company entered into an “at the market” offering program (the "ATM Program") pursuant to which it may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the "Equity ATM Agent"). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Equity ATM Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Equity ATM Agent and the Company.
In June 2020, the Company sold an aggregate of 137,067 of its common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million. No additional sales have been made under this program and there is $97.4 million of remaining availability under the ATM Program as of February 17, 2021.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, finance leases or bareboat charters-in 135 product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 18 Handymax tankers) with an average age of 5.2 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Fourth Quarter of 2020 Financial Results Compared to the Fourth Quarter of 2019". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net (Loss) / Income to Adjusted Net (Loss) / Income

	For the three months ended December 31, 2020
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(76,261)	$(1.41)		$(1.41)
Adjustments:
Loss on extinguishment of debt	2,788	0.05		0.05
Impairment of vessels	14,207	0.26		0.26
Impairment of goodwill	2,639	0.05		0.05
Adjusted net loss	$(56,627)	$(1.04)	(1)	$(1.04)	(1)

	For the three months ended December 31, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$12,042	$0.22	$0.21
Adjustment:
Deferred financing fees write-off	748	0.01	0.01
Adjusted net income	$12,790	$0.23	$0.23	(1)

	For the year ended December 31, 2020
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$94,124	$1.72		$1.67
Adjustments:
Loss on extinguishment of debt	4,056	0.07		0.07
Gain on repurchase of Convertible Notes	(1,013)	$(0.02)		$(0.02)
Impairment of vessels	14,207	0.26		0.25
Impairment of goodwill	2,639	0.05		0.05
Adjusted net income	$114,013	$2.09	(1)	$2.02

	For the year ended December 31, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(48,490)	$(0.97)	$(0.97)
Adjustment:
Deferred financing fees write-off	1,466	0.03	0.03
Adjusted net loss	$(47,024)	$(0.94)	$(0.94)

(1) Summation differences due to rounding

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2020	2019
Net (loss) / income	$(76,261)	$12,042	$94,124	$(48,490)
Financial expenses	35,888	47,287	154,971	186,235
Financial income	(181)	(756)	(1,249)	(8,182)
Depreciation - owned or finance leased vessels	49,948	46,477	194,268	180,052
Depreciation - right of use assets	12,578	12,636	51,550	26,916
Impairment of vessels	14,207	—	14,207	—
Impairment of goodwill	2,639	—	2,639	—
Amortization of restricted stock	6,372	6,713	28,506	27,421
Gain on repurchase of Convertible Notes	—	—	(1,013)	—
Adjusted EBITDA	$45,190	$124,399	$538,003	$363,952

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616